NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on May 14, 2018, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on April 30, 2018 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the merger agreement between Advanced Semiconductor Engineering, Inc. and Siliconware Precision Industries Co., Ltd., which became effective on April 30, 2018, shareholders received 1.25 shares of (New) ASE Industrial Holding Co., Ltd. American Depositary Shares (each representing Two Common Shares) for each Advanced Semiconductor Engineering, Inc. American Depositary Shares (each representing Five Common Shares) held. This Form 25 is being filed solely in connection with the discontinuation of the trading on the NYSE of (Old) Advanced Semiconductor Engineering, Inc. American Depositary Shares (each representing Five Common Shares) and does not affect the continued listing on the NYSE of (New) ASE Industrial Holding Co., Ltd. American Depositary Shares (each representing Two Common Shares). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on April 18, 2018.